Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Fiscal Year
	2012	2011	2010	2009	2008
Earnings:
Add:
Income before taxes	$443,415	$373,546	$359,593	$276,549	$283,922
Fixed charges	59,009	59,864	61,888	74,483	85,930
Amortization of capitalized interest	2,864	2,246	1,895	2,241	1,968
Less:
Capitalized interest	(6,762)	(4,945)	(3,410)	(2,755)	(2,493)

Total Earnings available for fixed charges	$498,526	$430,711	$419,966	$350,518	$369,327

Fixed Charges:
Interest expense(1)	$41,753	$44,639	$48,709	$61,818	$74,008
Capitalized interest	6,762	4,945	3,410	2,755	2,493
Portion of rental expense which represents interest factor(2)	10,494	10,280	9,769	9,910	9,429

Total Fixed charges	$59,009	$59,864	$61,888	$74,483	$85,930

Ratio of Earnings to Fixed Charges	8.45x	7.19x	6.79x	4.71x	4.30x

(1)	This excludes interest expense related to unrecognized tax benefits, which is recognized as a component of income tax expense.
(2)	Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.